UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-40212

Connect Biopharma Holdings Limited

(Translation of registrant’s name into English)

Science and Technology Park

East R&D Building, 3rd Floor

6 Beijing West Road, Taicang

Jiangsu Province, China 215400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as exhibits to this Report on Form 6-K is information regarding the Company’s financial results for the six months ended June 30, 2021.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Unaudited Interim Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2021

Exhibit 99.2	Management’s Discussions and Analysis of Financial Conditions and Results of Operations

Exhibit 99.3	Press Release Dated August 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 31, 2021		CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Eric Hall
		Name:	Eric Hall
		Title:	Interim Chief Financial Officer